                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO
                                 (RULE 14D-100)

                             TENDER OFFER STATEMENT
                             Under Section 14(d)(1)
           or Section 13(e)(1) of the Securities Exchange Act of 1934
                               (Amendment No. 2)

                              HEADHUNTER.NET, INC.
                       (Name of Subject Company (Issuer))
                              CB MERGER SUB, INC.
                             CAREER HOLDINGS, INC.
                      (Names of Filing Persons (Offerors))

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                 (including the associated junior participating
                        preferred stock purchase rights)
                         (Title of Class of Securities)

                                   422077107
                     (CUSIP Number of Class of Securities)

                                James A. Tholen
                             Career Holdings, Inc.
                           10790 Parkridge Boulevard
                                   Suite 200
                             Reston, Virginia 20191
                           Telephone: (703) 259-5500
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:

                              Donald L. Toker, Jr.
                               Hale and Dorr LLP
                              11951 Freedom Drive
                                   Suite 1400
                             Reston, Virginia 20190
                           Telephone: (703) 654-7000

                           CALCULATION OF FILING FEE

Transaction Valuation*: $206,124,816      Amount of Filing Fee**: $41,225
-------
* Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes (i) the purchase of 20,407,872 shares of common stock, par value $.01 per share, of HeadHunter.NET, Inc. (the "Common Stock"), including the associated junior participating preferred stock purchase rights (with the Common Stock, the "Shares"), at a price per share of $9.25 in cash, (ii) cash payments made with respect to 2,427,765 options with an average exercise price of $5.89 per share and (iii) cash payments made with respect to 827,226 warrants with an average exercise price of $3.69 per share. The cash payments made with respect to each of the options and the warrants represents the difference between the exercise price of the option or warrant and $9.25. The number of Shares, options and warrants described in items (i), (ii) and (iii) represent all of the outstanding Shares and all options and warrants with an exercise price of less than $9.25 per share of HeadHunter.NET, Inc. as of August 28, 2001.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   Amount Previously Paid:   $41,225        Filing Party: Career Holdings, Inc.
   Form or Registration No.: Schedule TO    Date Filed:   August 31, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

   [X]third-party tender offer subject to Rule 14d-1.
   [_]issuer tender offer subject to Rule 13e-4.
   [_]going-private transaction subject to Rule 13e-3.
   [_]amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]
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   This Amendment No. 2 (this "Amendment") amends and supplements the Tender
Offer Statement on Schedule TO filed by CB Merger Sub, Inc., a Georgia corporation ("Purchaser"), and Career Holdings, Inc., a Delaware corporation ("Career Holdings"), on August 31, 2001, as amended (the "Schedule TO"), relating to the offer to purchase all issued and outstanding shares of common stock, par value $.01 per share (the "Common Stock"), of HeadHunter.NET, Inc., a Georgia corporation (the "Company"), including the associated junior participating preferred stock purchase rights (the "Rights" and, together with the Company Common Stock, the "Shares") issued pursuant to a Shareholder Protection Rights Agreement, dated as of April 15, 2000, between the Company and American Stock Transfer & Trust Company, as amended by Amendment No. 1 to the Shareholder Protection Rights Agreement, dated as of February 27, 2001, and by Amendment No. 2 to the Shareholder Protection Rights Agreement, dated as of August 24, 2001, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 31, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer"). Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase.

Item 4 ("Terms of the Transaction") and Item 11 ("Additional Information").

   Items 4 and 11 of the Schedule TO are hereby amended and supplemented as follows:

   The eighth paragraph of Section 1 of the Offer to Purchase ("Terms of the Offer") is hereby amended and supplemented by deleting such paragraph in its entirety and inserting in lieu thereof the following:

  "Subject to the applicable regulations of the SEC and the terms of the Merger Agreement, we expressly reserve the right, in our sole discretion, at any time or from time to time, to: (i) delay purchase of or, regardless of whether we previously purchased any Shares, payment for any Shares pending receipt of any regulatory or governmental approvals or expiration of the applicable regulatory or governmental waiting period specified in
  Section 16; (ii) terminate the Offer (whether or not any Shares have previously been accepted for payment) if any condition referred to in
  Section 15 has not been satisfied (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer)); and (iii) waive any condition (other than the Minimum Condition) of the Offer, in each case, by giving oral or written notice of the delay, termination or waiver to the Depositary and, other than in the case of any waiver, by making a public announcement thereof."

   The first sentence of the first paragraph of Section 4 of the Offer to Purchase ("Acceptance for Payment and Payment for Shares") is hereby amended and supplemented by deleting such sentence in its entirety and inserting in lieu thereof the following:

  "Upon the terms and subject to the conditions of the Offer (including, if we extend or amend the Offer, the terms and conditions of the Offer as so extended or amended) and the satisfaction or earlier waiver of all the conditions to the Offer set forth in Section 15--"Conditions of the Offer," the Purchaser will, purchase, by accepting for payment, and will pay for, all Shares validly tendered and not withdrawn (as permitted by Section 3) prior to the Expiration Date promptly after Expiration Date."


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

   The final paragraph of Section 5 of the Offer to Purchase ("Material Federal Income Tax Consequences") is hereby amended and supplemented by deleting such paragraph in its entirety and inserting in lieu thereof the following:

  "You are urged to consult your tax advisor with respect to the specific tax consequences to you of the Offer and Merger, including federal, state, local and foreign tax consequences."

   The first sentence of the final paragraph of Section 15 of the Offer to Purchase ("Conditions to the Offer") is hereby amended and supplemented by deleting that sentence and inserting in lieu thereof the following:

  "The foregoing conditions are for the sole benefit of Career Holdings and Purchaser and may be asserted by Career Holdings and Purchaser regardless of the circumstances giving rise to any such condition and may be waived by Career Holdings or Purchaser (except for the Minimum Condition), in whole or in part, in their respective sole discretion at any time and from time to time (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer))."


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                                   SIGNATURES

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             CAREER HOLDINGS, INC.

Date: September 19, 2001                     By:  /s/ James A. Tholen
                                                  ---------------------------
                                             Name: James A. Tholen
                                             Title: Vice President

                                             CB MERGER SUB, INC.

Date: September 19, 2001                     By:  /s/ James A. Tholen
                                                  ---------------------------
                                             Name: James A. Tholen
                                             Title: President



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